Exhibit 99.1

VEDANTA LIMITED

CIN: L13209MH1965PLC291394

Regd. Office: 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai – 400 093

Tel.: +91-22 6643 4500 Fax: +91-22 6643 4530

Website: www.vedantalimited.com; Email ID: comp.sect@vedanta.co.in

NOTICE OF THE 56TH ANNUAL GENERAL MEETING

Notice is hereby given that the 56th Annual General Meeting (‘AGM/Meeting’) of Vedanta Limited (‘the Company’) will be held on Tuesday, August 10, 2021, at 3:00 p.m. IST through Video Conferencing (‘VC’) / Other Audio-Visual Means (‘OAVM’) to transact the following businesses:

ORDINARY BUSINESS:

1.

To receive, consider and adopt the audited standalone financial statements of the Company for the financial year ended March 31, 2021, and the reports of the Board of Directors and Auditors thereon; and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the Audited Standalone Financial Statements of the Company for the financial year ended March 31, 2021, and the reports of the Board of Directors and Auditors thereon laid before this meeting be and are hereby received, considered and adopted.”

2.

To receive, consider and adopt the audited consolidated financial statements of the Company for the financial year ended March 31, 2021, and the report of the Auditors thereon; and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2021, and the report of the Auditors thereon laid before this meeting be and are hereby received, considered and adopted.”

3.

To confirm the payment of first interim dividend of ₹9.50 per equity share i.e. 950% on face value of ₹1/- each for the financial year ended March 31, 2021 and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the first Interim dividend of ₹9.50 per equity share i.e. 950% on face value of ₹1/- each fully paid up for the Financial Year 2020-21 approved by the Board of Directors of the Company and already paid, be and is hereby confirmed.”

4.

To re-appoint Mr. Anil Kumar Agarwal (DIN:00010883), who retires by rotation and being eligible, offers himself for re-appointment, as a Director and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013, Mr. Anil Kumar Agarwal (DIN:00010883), who retires by rotation at this meeting and being eligible has offered himself for re-appointment, be and is hereby re-appointed as Director of the Company, liable to retire by rotation.”

5.

To consider and approve the re-appointment of S.R. Batliboi & Co. LLP, Chartered Accountants as Statutory Auditors of the Company and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 139, 141, 142 and other applicable provisions of the Companies Act, 2013 (the ‘Act’) read with Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force) and based on the recommendation of the Audit & Risk Management Committee and approval of the Board of Directors of the Company, S.R. Batliboi & Co. LLP, Chartered Accountants (Registration No. 301003E/E300005), be and are hereby re-appointed as the Statutory Auditors of the Company from the conclusion of the 56th Annual General Meeting to hold such office for a period of five (5) years till the conclusion of 61st Annual General Meeting at such remuneration as detailed in the explanatory statement annexed hereto.

RESOLVED FURTHER THAT the Board of Directors, on the recommendation of Audit & Risk Management Committee be and are hereby authorized to finalise and fix the remuneration of the statutory auditors as may be mutually agreed and to do all such acts, deeds, matters and things as may be necessary, incidental or ancillary to the foregoing resolution.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any officer(s) / authorized representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

SPECIAL BUSINESS:

6.

To consider and approve the appointment of Ms. Padmini Somani (DIN:00046486) as a Non- Executive Independent Director for the first term of two (2) years effective from February 05, 2021 to February 04, 2023 of the Company and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 149, 150, 152 read with Schedule IV and other applicable provisions of the Companies Act, 2013 (the ‘Act’) and the Companies (Appointment and Qualifications of Directors) Rules, 2014) and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’) (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), on the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors, Ms. Padmini Somani (DIN:00046486), who was appointed as an Additional Director of the Company with effect from February 05, 2021 under Section 161 of the Act, and who has submitted a declaration of independence as provided under Section 149(6) of the Act and applicable rules made thereunder and Regulation 16(1)(b) of the Listing Regulations and is eligible for appointment, and in respect of whom the Company has received a notice in writing in terms of Section 160(1) of the Act from a member proposing her candidature for the office of Director and who holds office as such up to the date of ensuing Annual General Meeting, be and is hereby appointed as a Non-Executive Independent Director of the Company, not liable to retire by rotation, to hold office for a period of two (2) years effective February 05, 2021 to February 04, 2023, on such remuneration as detailed in the explanatory statement annexed hereto.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any officer(s) / authorized representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

7.

To consider and approve the appointment of Mr. Dindayal Jalan (DIN: 00006882) as a Non- Executive Independent Director for the first term of two (2) years effective from April 01, 2021 to March 31, 2023 of the Company and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 149, 150, 152 read with Schedule IV and other applicable provisions of the Companies Act, 2013 (the ‘Act’) and the Companies (Appointment and Qualifications of Directors) Rules, 2014 and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’) (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), on the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors, Mr. Dindayal Jalan (DIN:00006882), who was appointed as an Additional Director of the Company with effect from April 01, 2021 under Section 161 of the Act and who has submitted a declaration of independence as provided under Section 149(6) of the Act and applicable rules made thereunder and Regulation 16(1)(b) of the Listing Regulations and is eligible for appointment, and in respect of whom the Company has received a notice in writing in terms of Section 160(1) of the Act from a member proposing his candidature for the office of Director and who holds office as such up to the date of ensuing Annual General Meeting, be and is hereby, appointed as a Non-Executive Independent Director of the Company, not liable to retire by rotation, to hold office for a period of two (2) years effective from April 01, 2021 to March 31, 2023, on such remuneration as detailed in the explanatory statement annexed hereto.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any officer(s) / authorized representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

8.

To consider and approve the re-appointment of Mr. Upendra Kumar Sinha (DIN: 00010336) as a Non- Executive Independent Director for the second and final term of three (3) years effective from August 11, 2021 to August 10, 2024 of the Company and in this regard, pass the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Section 149, 150, 152 read with Schedule IV and other applicable provisions of the Companies Act, 2013 (the ‘Act’) and the Companies (Appointment and Qualifications of Directors) Rules, 2014 and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’) (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), on the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors, Mr. Upendra Kumar Sinha (DIN:00010336), whose tenure expires on August 10, 2021 and who has submitted a declaration of independence as provided under Section 149(6) of the Act and applicable rules made thereunder and Regulation 16(1)(b) of the Listing Regulations and is eligible for re-appointment, and in respect of whom the Company has received a notice in writing in terms of Section 160(1) of the Act from a member proposing his candidature for the office of Director, be and is hereby re-appointed as a Non-Executive Independent Director of the Company, not liable to retire by rotation, to hold office for a second and final term of three (3) years effective from August 11, 2021 to August 10, 2024, on such remuneration as detailed in the explanatory statement annexed hereto.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any officer(s) / authorized representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

9.

To consider the appointment of Mr. Sunil Duggal (DIN: 07291685) as a Whole-Time Director designated as Chief Executive Officer of the Company for the period from April 25, 2021 to July 31, 2023 and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 152, 196, 197, 198, 203 and all other applicable provisions, if any, of the Companies Act, 2013 ( ‘the Act’) read with the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, Schedule V of the Act and the applicable Regulations under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, (‘Listing Regulations’ (including any statutory modification(s) or re-enactment thereof, for the time being in force), the provisions of the Articles of Association of the Company and based on the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors, Mr. Sunil Duggal (DIN:07291685), who was appointed as an Additional Director with effect from April 25, 2021 as per section 161 of the Act and who holds office upto the date of the ensuing Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 160(1) of the Act from a Member proposing his candidature for the office of Director, be and is hereby appointed as a Whole-Time Director of the Company, liable to retire by rotation and designated as Chief Executive Officer to hold office effective from April 25, 2021 to July 31, 2023 on the terms and conditions including remuneration as set out in the explanatory statement annexed hereto.

RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any financial year, the Company will pay remuneration as minimum remuneration by way of Salary including perquisites and allowance as specified under Section II of Part II of Schedule V to the Companies Act, 2013 or in accordance with any statutory modification(s) thereof.

RESOLVED FURTHER THAT the Board of Directors be and are hereby authorized to alter and vary the terms and conditions of the appointment and / or remuneration based on the recommendation of the Nomination & Remuneration Committee subject to the same not exceeding the limits specified under Section 197 read with Schedule V of the Act, for the time being in force.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any officer(s) / authorized representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

10.

To consider and approve the appointment of Mr. Akhilesh Joshi (DIN: 01920024) as a Non- Executive Independent Director for the first term of one (1) year effective from July 01, 2021 to June 30, 2022 of the Company and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 149, 150, 152 read with Schedule IV and other applicable provisions of the Companies Act, 2013 (the ‘Act’) and the Companies (Appointment and Qualifications of Directors) Rules, 2014 and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’) (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), on the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors, Mr. Akhilesh Joshi (DIN:01920024), who was appointed as an Additional Director of the Company with effect from July 01, 2021 under Section 161 of the Act and who has submitted a declaration of independence as provided under Section 149(6) of the Act and applicable rules made thereunder and Regulation 16(1)(b) of the Listing Regulations and is eligible for appointment, and in respect of whom the Company has received a notice in writing in terms of Section 160(1) of the Act from a member proposing his candidature for the office of Director and who holds office as such up to the date of ensuing Annual General Meeting, be and is hereby, appointed as a Non-Executive Independent Director of the Company, not liable to retire by rotation, to hold office for a period of one (1) year effective from July 01, 2021 to June 30, 2022, on such remuneration as detailed in the explanatory statement annexed hereto.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any officer(s) / authorized representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

11.	To ratify the remuneration of Cost Auditors for the financial year ended March 31, 2022 and, in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 148 and other applicable provisions, if any, of the Companies Act, 2013 (the ‘Act’) read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) and pursuant to the recommendation of the Audit & Risk Management Committee and approval of the Board of Directors, the remuneration, as set out in the Statement annexed to the Notice convening this meeting, to be paid to the Cost Auditors appointed by the Board of Directors of the Company to conduct the audit of cost records of the Company for the financial year ended March 31, 2022, be and is hereby ratified.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any officer(s) / authorized representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

By Order of the Board of Directors

Prerna Halwasiya

Company Secretary & Compliance Officer

ACS No. 20856

Place: New Delhi

Dated: June 30, 2021

Registered Office:

1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue

Atul Projects, Chakala, Andheri (East)

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Email ID: comp.sect@vedanta.co.in,

website: www.vedantalimited.com

Tel: +91 22 6643 4500; Fax: +91 22 6643 4530

NOTES:

1)

Considering the ongoing Covid-19 pandemic, the Ministry of Corporate Affairs (“MCA”) has, vide its circular dated January 13, 2021 read together with circulars dated April 8, 2020, April 13, 2020 and May 5, 2020 (collectively referred to as “MCA Circulars”), permitted convening the Annual General Meeting (“AGM” / “Meeting”) through Video Conferencing (“VC”) or Other Audio Visual Means (“OAVM”), without physical presence of the members at a common venue. In accordance with the MCA Circulars, provisions of the Companies Act, 2013 (“the Act”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the AGM of the Company is being held through VC / OAVM. The deemed venue for the AGM shall be the Registered Office of the Company.

2)	The Explanatory Statement pursuant to Section 102(1) of the Act setting out the material facts relating to the special businesses to be transacted at the 56th AGM is annexed hereto.

3)

The Company has engaged the services of National Securities Depository Limited (“NSDL”) as the Agency for providing e-Voting facility (remote e-Voting and voting at AGM) to the shareholders of the Company in order to cast their votes electronically in terms of the aforesaid ‘MCA Circulars’.

4)

Generally, a member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on a poll instead of himself and the proxy need not be a member of the Company. Since this AGM is being held through VC / OAVM pursuant to the MCA Circulars, physical attendance of Members has been dispensed with. Accordingly, the facility for appointment of proxies by the Members will not be available for the AGM and hence, the Proxy Form and Attendance Slip are not annexed hereto.

5)	As the AGM will be held through VC/ OAVM, the route map of the venue of the Meeting is not annexed hereto.

6)

Institutional / Corporate Members (that is, other than Individuals, HUFs, NRIs, etc.) are required to send the Board Resolution / Power of Attorney / Authority Letter, etc., together with attested specimen signature(s) of the duly authorized representative(s), at Email ID: vedlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in. Such authorisation shall contain necessary authority in favour of its authorised representative(s) to attend the AGM.

7)

In terms of the provisions of Section 152 of the Act, Mr. Anil Kumar Agarwal, Director, retires by rotation at the Meeting. The Nomination and Remuneration Committee and the Board of Directors of the Company recommend his re-appointment. Mr. Anil Kumar Agarwal is interested in the Ordinary Resolution set out at Item No. 4 of the Notice with regard to his re-appointment. Mr. Navin Agarwal, Executive Vice Chairman and Ms. Priya Agarwal, Non-Executive Director, being related to Mr. Anil Kumar Agarwal, may be deemed to be interested in the resolution set out at Item No. 4 of the Notice. Save and except the above, none of the Directors / Key Managerial Personnel of the Company / their relatives are, in any way, concerned or interested, financially or otherwise, in the Ordinary Business set out under Item No. 1 to 5 of the Notice.

8)

The relevant details, pursuant to Regulation 26(4) and 36(3) of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’) and Secretarial Standard on General Meetings (SS-2) issued by the Institute of Company Secretaries of India, in respect of directors seeking appointment / re-appointment at this AGM are also annexed herewith.

9)	Participation of members through VC / OAVM will be reckoned for the purpose of quorum for the AGM as per Section 103 of the Act.

10)	In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote at the Meeting.

11)	The Register of Members and Share Transfer Books of the Company will remain closed from Thursday, August 05, 2021 to Monday, August 09, 2021 (both days inclusive).

DISPATCH OF ANNUAL REPORT THROUGH ELECTRONIC MODE AND REGISTRATION OF EMAIL IDS

12)

In compliance with the MCA Circulars and SEBI Circular dated January 15, 2021 read with Circular dated May 12, 2020, Notice of the AGM along with the Integrated Annual Report 2020-21 is being sent only through electronic mode to those members whose e-mail address is registered with the Company/Depository Participants (“DPs”). Members may note that the Notice and Annual Report 2020- 21 will also be available on the Company’s website www.vedantalimited.com, websites of the Stock Exchanges, that is, BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com, respectively, and on the website of NSDL https://www.evoting.nsdl.com, Company’s Registrar & Transfer Agent, KFin Technologies Private Limited (“KFinTech”). No physical copy of the Notice and the Annual Report has been sent to members who have not registered their e-mail addresses with the Company/DPs/KFinTech.

13)

Members whose email ID is not registered and who wish to receive the Notice of the AGM, Annual Report and all other communications by the Company, from time to time may get their email IDs registered by submitting a written request letter to KFinTech at einward.ris@kfintech.com or to the Company at comp.sect@vedanta.co.in. However, for the shares held in demat form, members are requested to write to their respective DPs.

PROCEDURE FOR JOINING THE AGM THROUGH VC / OAVM

14)

The Company has engaged the services of National Securities Depository Limited (‘NSDL’). Members will be able to attend the AGM through VC/OAVM or view the live webcast of the AGM provided by NSDL at https://evoting.nsdl.com following the intructions provided in the notes to the Notice of the AGM.

15)

Members may access by following the steps mentioned above for Access to NSDL e-Voting system. After successful login, you can see link of “VC/OAVM link” placed under “Join General meeting” menu against company name. You are requested to click on VC/OAVM link placed under Join General Meeting menu. The link for VC/OAVM will be available in Shareholder/Member login where the EVEN of Company will be displayed. Please note that the members who do not have the User ID and Password for e-Voting or have forgotten the User ID and Password may retrieve the same by following the remote e-Voting instructions mentioned in the notice to avoid last minute rush.

16)	Members are encouraged to join the Meeting through Laptops for better experience.

17)	Further, members will be required to allow Camera and use Internet with a good speed to avoid any disturbance during the meeting.

18)

Please note that Participants connecting from Mobile Devices or Tablets or through Laptop connecting via Mobile Hotspot may experience Audio/Video loss due to fluctuation in their respective network. It is therefore recommended to use Stable Wi-Fi or LAN Connection to mitigate any kind of aforesaid glitches.

19)	Facility to join the Meeting shall be opened thirty (30) minutes before the scheduled time of the Meeting and shall be kept open throughout the proceedings of the Meeting.

20)	The facility of participation at the AGM through VC/OAVM will be made available to at least 1,000 Members on a first come first served basis.

21)

Members requiring any assistance/ support for participation before or during the AGM, can contact NSDL on evoting@nsdl.co.in or can call at toll free no. 1800 1020 990 and 1800 224 430 or can contact Mr. Amit Vishal, Senior Manager or Ms. Pallavi Mhatre, Manager National Securities Depository Limited, at the designated email ID – amitv@nsdl.co.in or pallavid@nsdl.co.in.

PROCEDURE FOR SPEAKER REGISTRATION OR TO RAISE QUESTIONS / QUERIES

22)

The members who have any questions on financial statements or on any agenda item proposed in the notice of AGM are requested to send their queries in advance, latest by Monday, August 02, 2021 (5:00 pm IST) through email at compliance.officer@vedanta.co.in by mentioning their name, DP ID and Client ID/ Folio No., email ID, mobile number.

23)

Members who would like to express their views or ask questions during the AGM may register themselves as speaker by sending their request from their registered email address mentioning their name, DP ID and Client ID/Folio No., No. of shares, PAN, mobile number at compliance.officer@vedanta.co.in on or before Monday, August 02, 2021 (5:00 pm IST). Those members who have registered themselves as a speaker will only be allowed to express their views, ask questions during the AGM. The Company reserves the right to restrict the number of speakers as well as the speaking time depending upon the availability of time at the AGM. The members may view the criteria for identification / selection of speakers which is available on the website of the Company at www.vedantalimited.com.

24)	All shareholders attending the AGM will have the option to post their comments / queries through a dedicated Chat box that will be available below the meeting screen.

PROCEDURE FOR INSPECTION OF DOCUMENTS

25)

The Register of Directors and Key Managerial Personnel and their shareholding maintained under Section 170 of the Act, the Register of Contracts or Arrangements in which the Directors are interested, maintained under Section 189 of the Act and the Certificate from Auditors of the Company certifying that the Employee Stock Option Scheme of the Company are being implemented in accordance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations 2014, shall be made available for inspection during the AGM.

26)

All documents referred to in the Notice will also be available electronically for inspection without any fee by the Members from the date of circulation of this Notice up to the date of AGM. Members seeking to inspect such documents can send an e-mail to compliance.officer@vedanta.co.in.

PROCEDURE FOR REMOTE E-VOTING AND E-VOTING AT THE AGM:

27)

Pursuant to the provisions of Section 108 and other applicable provisions, if any, of the Act read with the Companies (Management and Administration) Rules, 2014, as amended, and Regulation 44 of SEBI Listing Regulations read with circular of SEBI on e-Voting Facility provided by Listed Entities, dated December 9, 2020, the Company is providing to its Members facility to exercise their right to vote on resolutions proposed to be passed at the AGM by electronic means.

28)

Members may cast their votes remotely, using an electronic voting system on the dates mentioned herein below (“remote e-Voting’’). Further, the facility for voting through electronic voting system will also be made available at the Meeting and members attending the Meeting who have not cast their vote(s) by remote e-Voting will be able to vote at the Meeting.

29)

Mr. Upendra Shukla, Practicing Company Secretary (FCS No. 2727, CP No. 1654) has been appointed as the Scrutinizer for conducting the e-Voting process including remote e-Voting in a fair and transparent manner and he has communicated his willingness to be appointed and will be available for same purpose.

30)	The remote e-Voting facility will be available during the following period:

Commencement of remote e-Voting	From 9:00 a.m. (IST) on Saturday, August 07, 2021

End of remote e-Voting	Upto 5:00 p.m. (IST) on Monday, August 09, 2021

a)	A member can opt for only single mode of voting, i.e., through remote e-Voting or during the Meeting.

b)	Once the vote on a resolution is cast by a Member, the Member shall not be allowed to change it subsequently or cast the vote again;

c)	The members may please note that the remote e-Voting shall not be allowed beyond the above-mentioned date and time;

d)

Any person holding shares in physical form and non-individual shareholders, who acquire shares of the Company and become member of the Company after the notice is sent through e-mail and holding shares as of the cut-off date i.e. Tuesday, August 03, 2021, may obtain the login ID and password by sending a request at evoting@nsdl.co.in or Issuer/RTA. However, if you are already registered with NSDL for remote e-Voting, then you can use your existing user ID and password for casting your vote. If you forgot your password, you can reset your password by using “Forgot User Details/ Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com or call on toll free no. 1800 1020 990 and 1800 224 430. In case of Individual Shareholders holding securities in demat mode who acquire shares of the Company and become a Member of the Company after sending of the Notice and holding shares as of the cut-off date i.e. Tuesday, August 03, 2021 may follow steps mentioned in the Notice of the AGM under “Access to NSDL e-Voting system”;

e)	A person who is not a member as on the cut- off date should treat this Notice for information purpose only;

f)

A person, whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date only shall be entitled to avail the facility of e-Voting. In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote during the Meeting;

g)

The voting rights of the members shall be in proportion to their shares of the paid-up equity share capital of the Company as on the cut-off date (record date) i.e., closure of Tuesday, August 03, 2021;

h)

The facility for e-voting shall also be available during the AGM and may be used for voting only by the Members holding shares as on the Cut-off date who are attending the Meeting and who have not already cast their vote(s) through remote e-Voting.

i)

It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-Voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password?” or “Physical User Reset Password?” option available on https://www.evoting.nsdl.com/ to reset the password.

j)

To attend to any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-Voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on toll free no.: 1800-1020-990 and 1800-224-430 or send a request at evoting@nsdl.co.in or contact Mr. Amit Vishal, Senior Manager or Ms. Pallavi Mhatre, Manager National Securities Depository Limited, Trade World, ‘A’ Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013, at the designated email ID – evoting@nsdl.co.in or amitv@nsdl.co.in or pallavid@nsdl.co.in who will also address the grievances connected with the voting by electronic means.

k)	The details of the process and manner for remote e-Voting are explained below:

The procedure and instructions for remote e-Voting are given below:

Step 1: Access to NSDL e-Voting system

A)	Login method for e-Voting and joining virtual meeting for Individual shareholders holding securities in demat mode:

In terms of SEBI circular no. SEBI/HO/CFD/CMD/ CIR/P/2020/242 dated December 9, 2020 on e-Voting facility provided by Listed Companies, e-Voting process has been enabled for all the individual demat account holders, by way of single login credential, through their demat accounts / websites of Depositories / DPs in order to increase the efficiency of the voting process. Individual demat account holders would be able to cast their vote without having to register again with the e-Voting service provider (ESP) thereby not only facilitating seamless authentication but also ease and convenience of participating in e-Voting process.

Login method for Individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL.	Users registered for NSDL IDeAS facility:
	1.	Visit the e-Services website of NSDL viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the “Beneficial Owner” icon under “Login” which is available under ‘IDeAS’ section.

	2.	You will be prompted to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under Value added services. Click on “Access to e-Voting” under e-Voting services and you will be able to see e-Voting page.

	3.	Click on company name or e-Voting service provider i.e. NSDL and you will be re-directed to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.
Users not registered for IDeAS e-Services:

Option to register is available at https://eservices.nsdl.com. Select “Register Online for IDeAS Portal” or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp.
E-voting website of NSDL

	1.	Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section.

	2.	A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number hold with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page.

	3.	Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

	4.	Shareholders/Members can also download NSDL Mobile App “NSDL SPEED-e” facility by scanning the QR code mentioned below for seamless voting experience.

Type of shareholders	Login Method
Individual Shareholders holding securities in demat mode with CDSL	Existing users who have opted for Easi / Easiest,

1.  Can login through their User ID and Password. Option will be made available to reach e-Voting page without any further authentication. The URL for users to login to Easi / Easiest are https://web.cdslindia.com/myeasi/home/login or www.cdslindia.com and click on New System Myeasi.

2. After successful login of Easi/Easiest the user will be also able to see the E-Voting Menu. The Menu will have links of e-Voting service provider i.e. NSDL. Click on NSDL to cast your vote.
User not registered for Easi/Easiest
Option to register is available at https://web.cdslindia.com/myeasi/Registration/ EasiRegistration.
Visit the e-Voting website of CDSL

1.  Alternatively, the user can directly access e-Voting page by providing demat account number and PAN from a link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the demat account.

2. After successful authentication, user will be provided links for the respective ESP i.e. NSDL where the e-Voting is in progress.

Individual Shareholders (holding securities in demat mode) login through their depository participants	1. Members can also login using the login credentials of their demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility.
2. Once logged in, you will be able to see e-Voting option.
3. Click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature.

4.  Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

Important note: Members who are unable to retrieve User ID/ Password are advised to use Forget User ID and Forget Password option available at above mentioned website.

Any Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL.

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 1800 1020 990 and 1800 224 430

Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@ cdslindia.com or contact at 022- 23058738 or 022- 23058542-43

B)	Login Method for e-Voting and joining virtual meeting for shareholders other than Individual shareholders holding securities in demat and / or in physical mode.

How to Log-in to NSDL e-Voting website?

1.	Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www. evoting.nsdl.com/ either on a Personal Computer or on a mobile.

2.	Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section.
3.	A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

4.

Alternatively, if you are registered for NSDL eservices i.e. IDeAS, you can log-in at https:// eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

5.	Your User ID details are given below:

Manner of holding
shares i.e. Demat (NSDL
or CDSL) or Physical	Your User ID is:
a) For Members who hold shares in demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.

b) For Members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID For example if your Beneficiary ID is 12************** then your user ID is 12**************

c) For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company For example if folio number is 001*** and EVEN is 101456 then user ID is 101456001***

6.	Password details for shareholders other than Individual shareholders are given below:

a)	If you are already registered for e-Voting, then you can use your existing password to login and cast your vote.

b)

If you are using NSDL e-Voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.

c)	How to retrieve your ‘initial password’?

(i)

If your email ID is registered in your demat account or with the company, your ‘initial password’ is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’.

(ii)	If your email ID is not registered, please follow steps mentioned below in process for those shareholders whose email IDs are not registered.

7.	If you are unable to retrieve or have not received the “Initial password” or have forgotten your password:

a)	Click on “Forgot User Details/Password?” (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

b)	“Physical User Reset Password?” (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

c)

If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address etc.

d)	Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

8.	After entering your password, tick on Agree to “Terms and Conditions” by selecting on the check box.

9.	Now, you will have to click on “Login” button.

10.	After you click on the “Login” button, Home page of e-Voting will open.

Step 2: Cast your vote electronically and join General Meeting on NSDL e-Voting system.

How to cast your vote electronically and join General Meeting on NSDL e-Voting system?

1.	After successful login at Step 1, you will be able to see all the companies “EVEN” in which you are holding shares and whose voting cycle and General Meeting is in active status.

2.

Select “EVEN” of company for which you wish to cast your vote during the remote e-Voting period and casting your vote during the General Meeting. For joining virtual meeting, you need to click on “VC/ OAVM” link placed under “Join General Meeting”.

3.	Now you are ready for e-Voting as the Voting page opens.

4.	Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.

5.	Upon confirmation, the message “Vote cast successfully” will be displayed.

6.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Process for those shareholders whose email IDs are not registered with the depositories for procuring user ID and password and registration of e-mail IDs for e-Voting for the resolutions set out in this notice

1.

In case shares are held in physical mode please provide Folio No., Name of shareholder, scanned copy of the share certificate (front and back), PAN (self attested scanned copy of PAN Card), AADHAR (self attested scanned copy of Aadhar Card) by email to comp.sect@vedanta.co.in.

2.

In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16 digit beneficiary ID), Name, client master or copy of Consolidated Account statement, PAN (self attested scanned copy of PAN Card), AADHAR (self attested scanned copy of Aadhar Card) to comp.sect@vedanta.co.in. If you are an Individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-Voting and joining virtual meeting for Individual shareholders holding securities in demat mode.

3.	Alternatively, shareholder/members may send a request to evoting@nsdl.co.in for procuring user ID and password for e-Voting by providing above mentioned documents.

4.

In terms of SEBI circular dated December 09, 2020 on e-Voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-Voting facility.

E-VOTING RESULT:

31)

The Scrutinizer will, after conclusion of e-Voting at the meeting, scrutinize the votes cast at the meeting through e-Voting and remote e-Voting and make a consolidated scrutinizer’s report of the votes cast in favour or against, if any, and submit the same to the Chairman of the meeting or a person authorised by him in writing who shall countersign the same. The Chairman or any other person authorized by the Chairman, shall declare the results within 2 working days from the conclusion of the meeting. The said results along with the report of the scrutinizer will also be placed on the website of the Company www.vedantalimited.com and NSDL https://www.evoting.nsdl.com and shall also be displayed at the registered and corporate office of the Company. The results shall simultaneously be submitted to the Stock Exchange(s) and available at www.bseindia.com and www.nseindia.com. The resolutions will be deemed to be passed on the date of AGM subject to receipt of the requisite number of votes in favour of the resolutions.

32)	Subject to receipt of requisite number of votes, the Resolutions proposed in the Notice shall be deemed to be passed on the date of the Meeting, i.e. Tuesday, August 10, 2021.

33)	The recorded transcript of this meeting, shall as soon as possible, be made available on the website of the Company.

34)

Members who are holding shares in physical form are requested to address all correspondence concerning transmissions, sub-division, consolidation of shares or any other share related matters and / or change in address or updation thereof with KFintech, Company’s Registrar & Transfer Agents. Members, whose shareholding is in electronic mode are requested to intimate the change of address, registration of e-mail address and updation of bank account details to their respective DPs.

INFORMATION RELATING TO INVESTOR EDUCATION AND PROTECTION FUND (IEPF):

35)

Pursuant to Section 124(6) and Section 125 of the Companies Act, 2013 read with IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 and amendments thereto (IEPF Rules), the amount of unpaid / unclaimed dividend for a period of seven years from the date of transfer to the Unpaid Dividend account is required to be transferred to Investor Education and Protection Fund (‘IEPF Authority’) established by the Central Government. The Company has transferred the unpaid or unclaimed dividends declared upto the financial years 2013-14 from time to time on the respective due dates.

Additionally, all the shares in respect of which dividend has not been paid/ claimed for a period of seven consecutive years or more shall be transferred in the name of IEPF Authority.

The Members whose unclaimed dividend/shares have been transferred to IEPF, may claim the same by applying to the IEPF Authority through submission of an online Form IEPF-5 on the website of IEPF Authority www.iepf.gov.in. The details of such unclaimed dividend / shares transferred to IEPF has been uploaded on the website of the Company www.vedantalimited.com and www.iepf.gov.in. Further, members can claim the unpaid / unclaimed dividend by writing to the Company or KFintech before the same becomes due for transfer to IEPF.

36)

The Securities and Exchange Board of India (‘SEBI’) has mandated the submission of Permanent Account Number (‘PAN’) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their DPs with whom they are maintaining their demat accounts. Members holding shares in physical form can submit their PAN details with KFintech or update the same on the website of the Company at www.vedantalimited.com.

37)

Non-Resident Indian members are requested to inform KFintech /their respective DPs, immediately of (a) change in their residential status on return to India for permanent settlement and (b) particular of their bank accounts maintained in India with complete details.

38)

SEBI vide its Circular No. SEBI/HO/MIRSD/DOP1/ CIR/P/2018/73 dated April 20, 2018 has mandated that for making dividend payments, companies whose securities are listed on the stock exchanges shall use electronic clearing services (local, regional or national), direct credit, real time gross settlement, national electronic funds transfer etc. The Company and its Registrar & Transfer Agent are required to seek relevant bank details of shareholders from depositories/ investors for making payment of dividends in electronic mode. Further, pursuant to recent General Circular 20/2020 dated May 05, 2020, companies are directed to credit the dividend of the shareholders directly to the bank accounts of the shareholders using Electronic Clearing Service. Accordingly, Members are requested to provide or update (as the case may be) their bank details with the respective depository participant for the shares held in dematerialized form and with the Registrar & Transfer Agent in respect of shares held in physical form. In case of non-availability or non-updation of bank account details of the shareholders, the Company shall ensure payment of dividend to such shareholder(s) post normalization of postal services in the Country.

APPEAL TO SHAREHOLDERS :

•	DEMAT

Regulation 40 of Securities Exchange Board of India (Listing Obligations and Disclosure Requirements), Regulations, 2015, as amended and the SEBI notification dated June 08, 2018, prohibits transfer of shares in physical mode and mandates holding in demat except in case of transmission or transposition. Accordingly, Members are requested to convert the physical holding to demat through Depository Participant. The process for conversion of physical shares into demat is provided on the website of the Company at www.vedantalimited.com. Members are informed that for any changes / updations in the demat account including bank mandate, address, nomination, registration of email ID etc. DPs have to be informed.

•	REGISTRATION OF NOMINATION, UPDATION OF PAN & BANK MANDATE AND CONTACT DETAILS

Registration of nomination makes easy for dependents to access your investments and set out the proportion of your benefits to the nominees. To enable an investor to get all the cash entitlements timely, faster and easier and more important to avoid frauds, the updations and registration of PAN and bank mandate is required to be done. Members holding their shares in physical are requested to submit a request letter duly signed, cancelled cheque and PAN copy to KFintech mailing address at Hyderabad or through email at einward.ris@ kfintech.com. In case the shareholding is in electronic mode, then the members have to do the updations through Depository Participant only.

•	KPRISM- Mobile service application by Karvy

Members are requested to note that, our Registrar & Transfer Agents have launched a mobile application - KPRISM and a website https://kprism.kfintech.com/ for our investors. Now you can download the mobile app and see your portfolios serviced by KFintech. Check Dividend status, request for annual report, change of address, change / update Bank mandate and download standard forms. The android mobile application can be downloaded from Play Store by searching for “KPRSIM”. Alternatively, you can also scan the QR code given below and download the android application.

Website - https://kprism.kfintech.com/

Play Store - https://play.google.com/store/apps/details?id=com.karvy.kprismv3 (Android mobile application)

QR Code -

Statement pursuant to Section 102(1) of the Companies Act, 2013 (“the Act”) & Regulation 36(5) of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“LODR Regulations”)

The following Statement sets out all material facts relating to the Ordinary / Special Business mentioned in the Notice:

Item No. 5

S.R. Batliboi & Co. LLP, Chartered Accountants (Firm Registration No. 301003E / E300005), was appointed as Statutory Auditors of the Company to hold office from the conclusion of the 51st Annual General Meeting for a term of consecutive five years till conclusion of the 56th Annual General Meeting.

The present term of the Statutory Auditors will be completed on the conclusion of 56th Annual General Meeting of the Company scheduled to be held on August 10, 2021 and are eligible for re-appointment for another term of five consecutive years.

As a good governance practice, the Company followed a rigorous audit tender process for selection of the Statutory Auditor, inviting leading audit firms of the country to present their credentials and experience. After evaluating all proposals and considering various factors such as independence, industry experience, technical skills, geographical presence, audit team, audit quality reports, etc., it was found that S.R. Batliboi & Co. LLP is best suited to conduct the audits of the financial statements of the Company and to be re-appointed as the Statutory Auditors of the Company.

Further, in accordance with the provisions of Section 139 and 141 of the Act read with Companies (Audit and Auditors) Rules, 2014, S.R. Batliboi & Co. LLP have given their consent for re-appointment as the Statutory Auditors of the Company and the certificate that they satisfy the criteria provided in Section 141 of the Act. They have also confirmed compliance to the SEBI (Prohibition of Insider Trading) Regulations, 2015, thereby ensuring the confidentiality of any unpublished price sensitive and privileged information.

The Board vide resolution passed on June 30, 2021 and on the recommendation of the Audit & Risk Management Committee, approved the re-appointment of S.R. Batliboi & Co. LLP, Chartered Accountants (Registration No. 301003E / E300005) as the Statutory Auditors of the Company for a 2nd term of five consecutive years, commencing from the conclusion of 56th Annual General Meeting till the conclusion of 61st Annual General Meeting, subject to the Shareholders approval at ensuing Annual General Meeting.

Brief Profile of S.R. Batliboi & Co. LLP is provided below:

S. R. Batliboi & Co. LLP (FRN 301003E/E300005), (“the Audit Firm”) was established in the year 1949. It has Head Office in Kolkata and has 7 branch offices in various cities in India. The Audit Firm is part of S.R. Batliboi & Affiliates network of audit firms and is registered as such with the Institute of Chartered Accountants of India (ICAI). It is a limited liability partnership firm (“LLP”) incorporated in India.

The Audit Firm is engaged primarily in providing audit and assurance services, and certain tax assurance services to its clients. As on May 31, 2021, there are 37 partners and more than 1,000 professional and other staff in the Audit Firm.

Proposed fees

The Board, on the recommendation of the Audit & Risk Management Committee, has approved a fee of ₹6.33 Cr, exclusive of applicable taxes and out of pocket expenses, as may be incurred, for each of the financial year 2021-22 & FY 2022-23 for scope of work related to the standalone and consolidated financial statements of Vedanta Limited. The fee for the remaining term may be finalized in subsequent years based on the recommendations of the Audit & Risk Management Committee and as may be approved by the Board.

None of the Directors/ Key Managerial Personnel (“KMP”) of the Company/ their relatives are, in any way concerned or interested financially or otherwise in the resolution set out at Item No. 5 of the Notice.

The Board of Directors accordingly recommends the Ordinary resolution as set out at Item No. 5 of the Notice for the approval of the members.

Item No. 6

The Board of Directors of the Company, on the recommendation of the Nomination and Remuneration Committee meeting held on January 29, 2021, approved the appointment of Ms. Padmini Somani (DIN: 00046486) as an Additional Director in the capacity of Non-Executive Independent Director of the Company for a first term of two (2) years effective February 05, 2021 to February 4, 2023, not liable to retire by rotation, subject to consent by the members of the Company at the ensuing AGM.

Ms. Somani has been active in the philanthropy and related development space for over 20 years. She is the vision behind Salaam Bombay Foundation that she founded in 2002, working with more than 3 million children across India. She has been recognized for her work in youth education, health and skilling programs with vulnerable and marginalized populations. Having established the largest preventive school-based program in tobacco control in India, she has also received a number of awards and recognitions including from the World Health Organization, and the Mayor’s citation from Mr. Michael Bloomberg. Ms. Somani holds Bachelor’s Degree in Economics from Sophia College for Women, Mumbai and completed her Master’s in Financial Economics from University of London. She has also been awarded the prestigious Silver Jubilee Pendent and more recently the “Distinguish Alumnus” Award and is an alumnus of the London School of Economics and the London Business School. Ms. Somani serves on various boards of companies, organizations, charities, and educational institutes.

Ms. Somani fulfills the requirements of an Independent Director as laid down under Section 149(6) of the Act and Regulation 16 of the LODR Regulations. The Company has received all statutory disclosures / declarations from Ms. Somani including, (i) consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 (“the Appointment Rules”), (ii) intimation in Form DIR-8 in terms of the Appointment Rules to the effect that she is not disqualified under sub-section (2) of Section 164 of the Act, and (iii) a declaration to the effect that she meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act. The Company has also received a notice under Section 160 of the Act from a member, intending to nominate Ms. Somani to the office of Independent Director.

Ms. Somani is not disqualified from being appointed as a Director in terms of Section 164 of the Act, nor debarred from holding the office of director by virtue of any SEBI order or any other such authority and has given her consent to act as Director on the Board of the Company.

In the opinion of the Board, Ms. Somani is a well-respected business leader who brings a wealth of experience to the Vedanta Board. Considering the diversified experience of Ms. Somani in a range of sectors and businesses, her induction will bring tremendous value to the Board and to the Company.

In the opinion of the Board, Ms. Somani fulfills the conditions for her appointment as an Independent Director as specified in the Act and the Rules made thereunder and LODR Regulations and is independent of the management.

As an Additional Director, pursuant to Section 161 of the Act. Ms. Somani holds office upto the ensuing AGM. The resolution seeks the approval of members for the appointment of Ms. Somani as a Non-Executive Independent Director of the Company up to February 4, 2023 pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and her office shall not be liable to retire by rotation.

Ms. Somani will be entitled to receive remuneration by way of sitting fees for attending the Meetings of the Board and the Committees as approved by the Board of Directors from to time, reimbursement of expenses for participation in the Board/Committee meetings. Further, subject to the provisions of the Act & LODR Regulations, she will also be entitled to commission as per the recommendation of the Nomination & Remuneration Committee and Board.

A copy of the letter of appointment, setting out her terms and conditions of appointment will be available for electronic inspection by the members.

Save and except Ms. Somani and her relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors/KMP and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 6.

The Board of Directors accordingly recommends the Ordinary resolution as set out at Item No. 6 of the Notice for the approval of the members.

Item no. 7

The Board of Directors of the Company, on the recommendation of the Nomination and Remuneration Committee meeting held on March 31, 2021, approved the appointment of Mr. Dindayal Jalan (DIN: 00006882) as an Additional Director in the capacity of Non-Executive Independent Director of the Company for a first term of two (2) consecutive years effective from April 01, 2021 to March 31, 2023, not liable to retire by rotation, subject to consent by the members of the Company at the ensuing AGM.

Mr. Jalan is a Chartered Accountant and has over 40 years of extensive experience in managing business and finance of large metal & mining companies. He is currently an Entrepreneur and Independent Director on Boards of some prominent Companies. Mr. Jalan started his corporate journey in 1978 with Aditya Birla Group’s Hindustan Gas & Industries Ltd as a management trainee, rising upto the ranks of finance & commercial head. He was instrumental in transforming iron ore business & setting up a greenfield SME business for Essel Mining, an associate co. In 1996, he moved to Birla Copper to lead Finance & Commercial function. He was part of the Core team instrumental in setting up and operationalizing the greenfield Copper Smelting project, into a robust operating business. He was responsible for raising finance, building the finance team, putting in place strong business process & systems, negotiating stable sources for long term raw material supplies, setting up commodity hedging desk and building a robust marketing organization. In the year 2001, he moved to Sterlite Industries (now Vedanta Ltd) as CEO of its Copper mining business in Australia for ~5 years. He lead turnaround of the business, working in a multicultural environment. Thereafter he held various leadership roles wherein he provided strategic leadership to the finance function with a clear focus on enhancing shareholder’s value by improving capital management, governance framework, systems and processes, developing a robust Finace team. He was closely partnering with CEO to drive business performance.

Mr. Jalan fulfills the requirements of an Independent Director as laid down under Section 149(6) of the Act and Regulation 16 of the LODR Regulations. The Company has received all statutory disclosures / declarations from Mr. Jalan including, (i) consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 (“the Appointment Rules”), (ii) intimation in Form DIR-8 in terms of the Appointment Rules to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act. The Company has also received a notice under Section 160 of the Act from a member, intending to nominate Mr. Jalan to the office of Independent Director.

Mr. Jalan is not disqualified from being appointed as a Director in terms of Section 164 of the Act, nor debarred from holding the office of director by virtue of any SEBI order or any other such authority and has given his consent to act as Director on the Board of the Company.

In the opinion of the Board, his technical and financial experience and expertise will help the Company to unlock overall value and contribute to its transformational journey.

In the opinion of the Board, Mr. Jalan fulfills the conditions for his appointment as an Independent Director as specified in the Act and the Rules made thereunder and LODR Regulations and is independent of the management.

As an Additional Director, pursuant to Section 161 of the Act. Mr. Jalan holds office upto the ensuing AGM. The resolution seeks the approval of members for the appointment of Mr. Jalan as an Independent Director of the Company up to March 31, 2023 pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and his office shall not be liable to retire by rotation.

Mr. Jalan will be entitled to receive remuneration by way of sitting fees for attending the Meetings of the Board and the Committees as approved by the Board of Directors from to time, reimbursement of expenses for participation in the Board/Committee meetings. Further, subject to the provisions of the Act & LODR Regulations he will also be entitled to commission as per the recommendation of the Nomination & Remuneration Committee and the Board.

A copy of the letter of appointment, setting out his terms and conditions of appointment will be available for electronic inspection by the members.

Save and except Mr. Jalan and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors/KMP and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 7.

The Board of Directors accordingly recommends the Ordinary resolution as set out at Item No. 7 of the Notice for the approval of the members.

Item no. 8

Mr. Upendra Kumar Sinha was appointed as a Non- Executive Independent Director of the Company pursuant to Section 149 of the Act, read with Companies (Appointment and Qualification of Directors) Rules, 2014, by the members to hold office up to August 10, 2021. He is due for retirement from the first term as an Independent Director on August 10, 2021. The Nomination and Remuneration Committee, vide resolution passed on June 29, 2021, after taking into account the performance evaluation of Mr. Sinha during his first term of three (3) years and considering his knowledge, acumen, expertise, experience and substantial contribution, has recommended to the Board his reappointment for a second and final term of three (3) years. Based on the recommendation of the Nomination and Remuneration Committee, the Board has recommended the reappointment of Mr. Sinha as an Independent Director, not liable to retire by rotation, for a second and final term of three years with effect from August 11, 2021 to August 10, 2024.

In accordance with the provisions of Section 149 of the Act, an Independent Director shall be eligible for reappointment on passing of a special resolution by the Company.

Mr. Sinha has served as the Chairman of Securities and Exchange Board of India (SEBI) from February 2011 to March 2017. He was instrumental in bringing about key capital market reforms. Under his leadership, SEBI introduced significant regulatory amendments to the various acts enhancing corporate governance and disclosure norms. Prior to SEBI, he was the Chairman & MD of UTI Asset Management Company Pvt. Ltd. and has also worked for the Department of Economic Affairs under the Ministry of Finance.

Mr. Sinha fulfills the requirements of an Independent Director as laid down under Section 149(6) of the Act and Regulation 16 of the LODR Regulations. The Company has received all statutory disclosures / declarations from Mr. Sinha including, (i) consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 (“the Appointment Rules”), (ii) intimation in Form DIR-8 in terms of the Appointment Rules to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act. The Company has also received a notice under Section 160 of the Act from a member, intending to nominate Mr. Sinha to the office of Independent Director.

Mr. Sinha is not disqualified from being appointed as a Director in terms of Section 164 of the Act, nor debarred from holding the office of director by virtue of any SEBI order or any other such authority and has given his consent to act as Director on the Board of the Company.

In the opinion of the Board, Mr. Sinha fulfills the conditions for his re-appointment as an Independent Director as specified in the Act and the Rules made thereunder and is independent of the management.

Mr. Sinha will be entitled to receive remuneration by way of sitting fees for attending the Meetings of the Board and the Committees as approved by the Board of Directors from to time, reimbursement of expenses for participation in the Board/Committee meetings. Further, subject to the provisions of the Act & LODR Regulations he will also be entitled to commission as per the recommendation of the Nomination & Remuneration Committee and Board.

A copy of the letter of re-appointment, setting out his terms and conditions of re-appointment will be available for electronic inspection by the members.

Save and except Mr. Sinha and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors/KMP and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 8.

The Board of Directors accordingly recommends the Special resolution as set out at Item No. 8 of the Notice for the approval of the members.

Item no. 9

The Board of Directors of the Company, on the recommendation of the Nomination and Remuneration Committee meeting held on March 31, 2021, approved the appointment of Mr. Sunil Duggal (DIN: 07291685) as Additional Director and designated as a Whole-Time Director & Chief Executive Officer of the Company effective April 25, 2021 to July 31, 2023 subject to approval of the members.

Mr. Duggal became the Chief Executive Officer of Vedanta Limited from August 1, 2020. Prior to this, he was the interim Chief Executive Officer of Vedanta Limited from April 6, 2020. He was appointed the Chief Executive Officer and Whole-time Director of Hindustan Zinc Limited (HZL) in 2015. He had been associated with HZL since 2010 as the Executive Director, and thereafter became the Chief Operating Officer in 2012, and subsequently the Deputy Chief Executive Officer in 2014.

In a career spanning over 37 years he has been a result-oriented professional, leading high-performance teams with confidence, and has spent 20+ years in leadership role. His critical ability is to calmly navigate through tough and challenging times, meticulously nurture and grow a business, evaluate opportunities and risks, and successfully drive efficiency and productivity, while reducing costs and inefficiencies and delivering innovative solutions to challenges.

His consistent focus on adopting best-in-class mining and smelting techniques, state-of-the-art environment-friendly technologies, automation and digitalisation has enhanced Vedanta’s industry leadership. He has an Electrical Engineering degree from the Thapar Institute of Engineering and Technology, Patiala. He is an alumnus of the International Institute for Management Development, Lausanne - Switzerland and the Indian Institute of Management, Kolkata, India. Before he joined Vedanta, he was working with Ambuja Cements Limited.

He is serving as the Vice Chairman of International Zinc Association, President of the Federation of Indian Mineral Industries, and President of Indian Lead Zinc Development Association. He has also been appointed as the Chair of Confederation of Indian Industry National Committee on Mining.

In accordance with the provisions of Section 160 of the Act, the Company has received a notice in writing from a member proposing the candidature of Mr. Duggal as Director of the Company.

Pursuant to Sections 190, 196, 197, 198, 203 and other applicable provisions of Act, if any and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 read with Schedule V of the Act (including any statutory modification(s) or re-enactments thereof for the time being in force) and Articles of Association of the Company, the appointment of Mr. Duggal as a Whole-Time Director requires approval of the Members by way of Ordinary Resolution on the terms and conditions as mentioned below:

Remuneration Description	Amount per annum in ₹
Basic	22,360,000

Personal Allowance	30,856,800

PF	2,683,200

Total Annual Fixed Pay	55,900,000

Taxable Benefits	He is eligible for car benefit, vehicle maintenance reimbursement & furniture allowance as per the Company policy

Target Annual Bonus	He is also eligible for Annual Bonus upto a maximum of 150% of Fixed Pay payable as per the achievement of targets set as per the Annual Bonus scheme approved by the board

Long Term Incentive Plan (Employee Stock Option Scheme)	He is covered under Employee Stock Option scheme under Vedanta Limited as below and will continue to be eligible for future grants as per the scheme and grant approved by the NRC
2018 - 156,130 Options
2019 - 181,970 Options
2020 - 177,778 Options

The terms as set out in the said Resolution and the Explanatory Statement may be treated as a memorandum of the terms of appointment pursuant to Section 190 of the Act.

The Company has received from Mr. Duggal consent in writing to act as Director in Form DIR-2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014; intimation in Form DIR-8 to the effect that he is not disqualified in accordance with sub-section (2) of Section 164 of the Act, declaration pursuant to Part I of Schedule V and a declaration that he has not been debarred from holding office of a Director by virtue of any order passed by SEBI or any other such authority.

Save and except Mr. Duggal and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors/KMP and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 9.

The Board of Directors accordingly recommends the Ordinary resolution as set out at Item No. 9 of the Notice for the approval of the members.

Item no. 10

The Board of Directors of the Company, on the recommendation of the Nomination and Remuneration Committee, vide resolution passed on June 30, 2021, approved the appointment of Mr. Akhilesh Joshi (DIN: 01920024) as an Additional Director in the capacity of Non-Executive Independent Director of the Company for a first term of one (1) year effective from July 01, 2021 to June 30, 2022, not liable to retire by rotation, subject to consent by the members of the Company at the ensuing AGM.

Mr. Joshi’s induction would bring a wealth of experience on technical and mining side.

Mr. Joshi is a first-class mine manager, who began his career at Hindustan Zinc Limited (HZL) in 1976 and was appointed as COO and Whole-Time Director in the period between 2008-2012. Further, he took over as HZL’s CEO and Whole-Time-Director in the period between 2012- 2015. He was designated as President of Vedanta’s Global Zinc Business during 2015-2016. He is the recipient of National Mineral Award 2006, by Govt. of India for his outstanding contribution in Mining Technology and Business Today Best CEO Award (Core Sector) 2013.

Mr. Joshi has a mining engineering degree from MBM Engineering College, Jodhpur and a post graduate diploma in economic evaluation of mining projects from Paris School of Mines.

Mr. Joshi fulfills the requirements of an independent director as laid down under Section 149(6) of the Act and Regulation 16 of the LODR Regulations. The Company has received all statutory disclosures / declarations from Mr. Joshi including, (i) consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 (“the Appointment Rules”), (ii) intimation in Form DIR-8 in terms of the Appointment Rules to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Act. The Company has also received a notice under Section 160 of the Act from a member, intending to nominate Mr. Joshi to the office of independent director.

Mr. Joshi is not disqualified from being appointed as a Director in terms of Section 164 of the Act, nor debarred from holding the office of director by virtue of any SEBI order or any other such authority and has given his consent to act as Director on the Board of the Company.

In the opinion of the Board, Mr. Joshi’s induction to the Vedanta Board will broaden the experience of the Board while bringing complementary skills and expertise in the relevant sector which will further contribute to the growth of the Company.

In the Opinion of the Board, Mr. Joshi fulfills the conditions for his appointment as an Independent Director as specified in the Act and the Rules made thereunder and LODR Regulations and is independent of the management.

As an Additional Director, pursuant to Section 161 of the Act, Mr. Joshi holds office upto the ensuing AGM. The resolution seeks the approval of members for the appointment of Mr. Joshi as an Independent Director of the Company up to June 30, 2022 pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and his office shall not be liable to retire by rotation.

Mr. Joshi will be entitled to receive remuneration by way of sitting fees for attending the Meetings of the Board and the Committees as approved by the Board of Directors from to time, reimbursement of expenses for participation in the Board/Committee meetings. Further, subject to the provisions of the Act & LODR Regulations he will also be entitled to commission as per the recommendation of the Nomination & Remuneration Committee and Board.

A copy of the letter of appointment, setting out his terms and conditions of appointment will be available for electronic inspection by the members.

Save and except Mr. Joshi and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors/KMP and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 10.

The Board of Directors accordingly recommends the Ordinary resolution as set out at Item No. 10 of the Notice for the approval of the members.

Item no. 11

In accordance with the provisions of Section 148 of the Act read with Rule 14 the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the Cost Auditors as recommended by the Audit & Risk Management Committee and approved by the Board of Directors, is required to be ratified by the members of the Company at the General Meeting.

The Board of Directors, on the recommendation of the Audit & Risk Management Committee had at its meeting held on May 13, 2021, approved the appointment and remuneration of the Cost Auditors to conduct the audit of the cost records of the Company across various segments, for the financial year ending March 31, 2022 and subject to ratification by members, fixed their remuneration as per the following details:

S. No.	Businesses	Cost Auditors	Audit Fees for FY 2021-22*
1	Vedanta Limited (other than Oil and Gas)	M/s Ramnath Iyer & Co. (Lead Auditor)	₹	14,00,000

2	Oil & Gas	M/s Shome and Banerjee	₹	5,50,000

*	plus applicable taxes and reimbursement of out of pocket expenses.

The cost audit is applicable to all businesses of the Company and carried out in accordance with section 148 of the Act, read with the Companies (Cost Records and Audit) Amendment Rules, 2014. The remuneration proposed above has been benchmarked to other similar sized companies in the sector.

Accordingly, ratification by the members is being sought to the remuneration payable to the Cost Auditors for the financial year ending March 31, 2022 by way of an Ordinary Resolution as set out in Item No. 11 of the Notice.

None of the Directors/ Key Managerial Personnel of the Company/ their relatives are, in any way concerned or interested financially or otherwise in the resolution set out at Item No. 11 of the Notice.

The Board of Directors accordingly recommends the Ordinary resolution as set out at Item No. 11 of the Notice for approval of the members.

By Order of the Board of Directors

Prerna Halwasiya

Company Secretary & Compliance Officer

ACS No. 20856

Place: New Delhi

Dated: June 30, 2021

Registered Office:

1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue

Atul Projects, Chakala, Andheri (East)

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Email ID: comp.sect@vedanta.co.in

Website: www.vedantalimited.com

Tel: +91 22 6643 4500; Fax: +91 22 6643 4530

ANNEXURE TO THE NOTICE OF AGM

Details under Regulation 36(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and in terms of Secretarial Standard 2, in respect of the Directors seeking appointment/reappointment:

Name of Director	Mr. Anil Kumar Agarwal	Ms. Padmini Somani	Mr. Dindayal Jalan	Mr. UK Sinha	Mr. Sunil Duggal	Mr. Akhilesh Joshi
Director Identification Number (DIN)	00010883	00046486	00006882	00010336	07291685	01920024

Age	68 years	45 years	64 years	69 years	58 years	67 years

Date of first appointment	April 01, 2020	February 05, 2021	April 01, 2021	March 13, 2018	April 25, 2021	July 01, 2021

Qualification, Brief resume/ Experience (including expertise in specific functional area)

Mr. Anil Agarwal was appointed to the Board in May 2003 and is the Executive Chairman of Vedanta Resources since March 2005 and chairs the Nominations Committee. He became the Non-Executive Chairman of Vedanta Limited in April 2020. Mr. Agarwal founded the Group in 1976 and has over four decades of entrepreneurial and mining experience. He has led the Group and has helped shape its strategic vision to contribute to a larger purpose towards uplifting communities. Under his leadership, Vedanta has grown from an Indian domestic miner into a global natural resources group with entities listed in a number of markets and a world class portfolio of large, diversified, structurally low-cost assets that are capable of generating strong cash flows.

Mr. Agarwal has this year signed the Giving Pledge, a movement of global philanthropists who commit to giving the majority of their wealth to philanthropy or charitable causes. The Anil Agarwal Foundation is committed towards empowering communities, transforming lives and facilitating nation building through sustainable and inclusive growth.

Nand Ghars have been created as model anganwadis which are focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. The Anil Agarwal Foundation has teamed up with the Bill & Melinda Gates Foundation to achieve United Nations Sustainable Development Goal 2, which aims to end all forms of hunger and malnutrition by 2030.

		As detailed in Explanatory Statement above.	As detailed in Explanatory Statement above.	As detailed in Explanatory Statement above.	As detailed in Explanatory Statement above.	As detailed in Explanatory Statement above.

Terms and Conditions of Appointment / Reappointment	As detailed in this Notice along with Explanatory Statement in Item No. 5 of the AGM Notice dated September 7, 2020.	As detailed in this Notice along with Explanatory Statement in Item no.6.	As detailed in this Notice along with Explanatory Statement in Item no. 7.	As detailed in this Notice along with Explanatory Statement in Item no. 8.	As detailed in this Notice along with Explanatory Statement in Item no. 9.	As detailed in this Notice along with Explanatory Statement in Item no. 10.

Remuneration last drawn (including sitting fees, if any)	As mentioned in the corporate governance report	As mentioned in the corporate governance report	Nil	As mentioned in the corporate governance report	Nil	Nil

Remuneration proposed to be paid	As detailed in this Notice along with Explanatory Statement in Item No. 5 of the AGM Notice dated September 7, 2020.	Entitled to sitting fees for the Board and Committee meeting attended and Commission as per the provisions of the Act, 2013 and SEBI Listing Regulations.	Entitled to sitting fees for the Board and Committee meeting attended and Commission as per the provisions of the Act, 2013 and SEBI Listing Regulations.	Entitled to sitting fees for the Board and Committee meeting attended and Commission as per the provisions of the Act, 2013 and SEBI Listing Regulations.	As detailed in this Notice along with Explanatory Statement in Item no. 9.	Entitled to sitting fees for the Board and Committee meeting attended and Commission as per the provisions of the Act, 2013 and SEBI Listing Regulations.

Name of Director	Mr. Anil Kumar Agarwal	Ms. Padmini Somani	Mr. Dindayal Jalan	Mr. UK Sinha	Mr. Sunil Duggal	Mr. Akhilesh Joshi
Shareholding in the Company as on March 31, 2021 (including shareholding as Beneficial Owner)	Vedanta Limited is a majority-owned and controlled subsidiary of Vedanta Resources Limited (‘VRL’). Volcan Investments Limited (‘Volcan’) and its subsidiary hold 100.0% of the share capital and 100.0% of the voting rights of VRL. Volcan is a holding company, 100.0% beneficially owned and controlled by the Anil Agarwal Discretionary Trust (‘Trust’). Conclave PTC Limited (‘Conclave’) is the trustee of the Trust and the sole registered shareholder of Volcan. VRL’s shares are beneficially owned by Volcan which may be deemed to be beneficially owned by the Trust, of which Mr. Anil Agarwal is the protector and with effect from October 16, 2014, one of the beneficiaries.	Nil	11,000 equity shares of Re.1/- each	Nil	Nil	200 equity shares of Re. 1/- each

Relationship with other Directors / Key Managerial Personnel/ Managers	Brother of Mr. Navin Agarwal Father of Ms. Priya Agarwal	None	None	None	None	None

Number of meetings of the Board attended during the year	As mentioned in the corporate governance report.	As mentioned in the corporate governance report	Not Applicable	As mentioned in the corporate governance report	Not Applicable	Not Applicable

Directorship of other Boards as on March 31, 2021	Public Companies	Public Companies:	Public Companies:	Public Companies:	Public Companies:	Public Companies:
1. Sterlite Technologies Limited 2. Anil Agarwal Foundation Foreign Companies 1. Vedanta Resources Limited 2. Conclave PTC Limited 3. Black Mountain Mining (Proprietary) Limited

1. Everest Industries Ltd

2. Salaam Bombay Foundation

3. Ambuja Cement Foundation

Private Limited Companies:

1. TRAPU Cans Pvt Ltd

2. FSN E-Commerce Ventures Private Limited

3. GACL Finance Private Limited

4. TRAPU Investments Pvt Ltd

5. Falak Investment Private Ltd

6. Madhurima International Pvt Ltd

7. Narotam Sekhsaria Foundation

8. Radha Madhav Investments Pvt Ltd

9. Aga Khan Health Services India

			1. HDFC Trustee Company Limited 2. Bharat Aluminium Company Ltd 3. Gallantt Ispat Limited 4. Gallantt Metal Limited	1. Havells India Limited 2. Housing Development Finance Corporation Limited 3. Max Healthcare Institute Limited Private Limited Companies: 1. Aavishkaar Venture Management Services Private Limited	1. Federation of India Mineral Industries Private Limited Companies 1. Skill Council for Mining Sector	1. Hindustan Zinc Limited 2. Rajasthan State Mines and Minerals Ltd 3. Ferro Alloys Corporation Limited 4. FACOR Power Limited
Foreign Companies

1. Madhurima Limited, UK

Name of Director	Mr. Anil Kumar Agarwal	Ms. Padmini Somani	Mr. Dindayal Jalan	Mr. UK Sinha	Mr. Sunil Duggal	Mr. Akhilesh Joshi
Membership / Chairmanship of Committees of the other Boards as on March 31, 2021	Nomination Committee 1. Vedanta Resources Limited - Member

Audit Committee

1. Everest Industries Ltd - Member

Nomination & Remuneration Committee

1. Everest Industries Ltd – Member

Corporate Social Responsibility Committee

1. Everest Industries Ltd – Chairperson

Audit Committee

1. Bharat Aluminium Company Ltd - Chairperson

2. HDFC Trustee Company Limited - Member

Nomination &

Remuneration Committee

1. Bharat Aluminium Company Ltd- Chairperson

Risk Management Committee

1. HDFC Trustee Company Limited - Member

Audit Committee

1. Max Healthcare Institute Limited - Member

2. Havells India Limited – Chairperson

Nomination &

Remuneration

Committee

1. Max Healthcare Institute Limited – Chairperson

2. Housing Development Finance Corporation - Member

Stakeholders Relationship Grievance Redressal Committee

1. Havells India Limited – Chairperson

Human Resources Compensation and Governance Committee

1. Aavishkaar Venture Management Services Private Limited - Chairperson

None

Audit & Risk Management Committee

1. Hindustan Zinc Limited – Member

Audit Committee

1. FACOR Power Limited – Member

2. Rajasthan State Mines and Minerals Ltd – Member

Nomination & Remuneration Committee

1. Hindustan Zinc Limited - Chairperson

2. FACOR Power Limited – Chairperson

Corporate Social Responsibility Committee

1. Hindustan Zinc Limited - Member

2. Rajasthan State Mines and Minerals Ltd - Member